Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: March 2003

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                        Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                    No   X
                      -----                                  ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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                                 Exhibit Index
                                 -------------


1. Press Release issued March 13, 2003 regarding Fiscal Year 2002 financial figures.

                                   EXHIBIT 1
                                   ---------


                     SGL Carbon: Fiscal Year 2002

    WIESBADEN, Germany--(BUSINESS WIRE)--March 13, 2003--SGL Carbon:


    --  Net debt reduced by EUR100 million to EUR427 million

    --  Free cash flow up by EUR135 million

    -- Weak global economy affects sales revenue by 10% to 1,112 million EUR

    -- Profit from operations affected by inventory reduction/devaluation, provisions and restructuring/job cuts

    The weakness of the global economy affected both sales revenue and earnings at the SGL Carbon Group in fiscal year 2002.
    The economic developments led to a reluctance to invest among key customer industries such as the chemical sector, mechanical and plant engineering, as well as the electronics and semiconductor industries. At EUR1.1 billion, SGL Carbon's consolidated sales revenue was down 10% year-on-year (2001: EUR1.2 billion).

    Financial Targets for 2002 Exceeded

    SGL Carbon clearly exceeded its 2002 financial targets, which were published at the beginning of 2002 as part of its "five-point program to increase enterprise value". Net debt was reduced by EUR100 million last year to EUR427 million, significantly beating the original target of a reduction of at least 5% to below EUR500 million. The Company increased its free cash flow by EUR135 million - more than twice the EUR60 million increase targeted as part of the five-point program. Working capital was reduced by 30% from EUR549 million in 2001 to EUR385 million in 2002, compared with a targeted reduction of 5%. Capital expenditures fell from EUR96 million to EUR54 million (plan:
EUR55 million).

    Profit from Operations Affected by Specific Factors

    Before costs relating to antitrust proceedings and restructuring expenses, the Company's profit from operations amounted to EUR29 million (previous year: EUR59 million). Due to the economic environment, the focus on reducing working capital and strengthening cash flow, provisions and restructuring expenses, the Company recorded a consolidated loss from operations of EUR-2 million (previous year:
EUR-17 million). This is due to the following factors:

    -- In December 2002, the European Commission imposed a EUR28 million fine on SGL Carbon. This was the result of the investigations of graphite companies for anti-competitive behavior in graphite specialties between 1992 and 1997, which have been ongoing since 1997 as previously reported. SGL Carbon does not believe this fine to be justified and will file an appeal against the decision with the European Court. In order to cover any possible risks, the Company has increased its existing provisions by EUR22 million as a precautionary measure.

    -- In the course of the restructuring program for CG and GS in North America, which was announced at the end of 2001, SGL Carbon identified and promptly implemented further cost-cutting measures in 2002. Restructuring measures in the European CP and GS businesses that were implemented ahead of schedule led to 287 additional jobs being cut. This had a negative effect on profit from operations of approximately EUR8 million in 2002.

    Other factors which influenced profit from operations were:

    -- In addition to the drop in sales revenue due to the economic situation in the established Graphite Specialities (GS) and Corrosion Protection (CP) businesses in particular, and the decline in the price of graphite electrodes at Carbon and Graphite (CG), two factors affected profit from operations: firstly, the planned reduction in inventory levels at CG and GS resulted in a further decrease in capacity utilization and hence to lower coverage of fixed costs. This affected earnings by approximately EUR18 million. Secondly, the restructuring measures at CG led to a significant reduction in costs. This resulted in a non-cash valuation adjustment being made to inventories at the end of the year, affecting earnings by EUR6 million, however, reducing the costs of the inventory for 2003.

    Successful Restructuring at Carbon and Graphite and Graphite
Specialties

    The restructuring and cost-cutting program designed to reorganize and further improve the efficiency of SGL Carbon's graphite business is developing better than expected. Specialization at the CG production sites is well underway. US feedstock production in the GS Business was also consolidated further. The cost savings achieved as a result of the restructuring program in 2002 amount to EUR30 million, EUR8 million more than planned. The Company anticipates that further cost savings will be made in the coming year.

    Carbon and Graphite: Results Affected by Price Pressure And
Restructuring

    At EUR551 million, CG sales revenue in 2002 was down 11% on the previous year. In Q1 in particular, the downturn in the steel production in Japan and North America and inventory reduction in Europe had an effect. Although the steel industry recovered in the course of the year, this was not enough to make up for the slump at the beginning of 2002. Sales volumes of graphite electrodes fell by 2% to 173,000 tonnes. The average price of graphite electrodes dropped by 16% to EUR2,248 per tonne in the reporting period. This development was mainly due to existing overcapacity.
    Profit from operations fell to EUR52 million in 2002 (previous year: EUR79 million). Lower production costs from the restructuring program led to the EUR6 million charge mentioned above as a result of the valuation adjustment of inventory at the end of the year. In addition, the reduction in inventory levels to improve cash flow and the lower cost coverage due to the decline in sales revenue affected the profit from operations by an additional EUR6 million.

    Graphite Specialties: Results Affected by Inventory Reductions and Falling Demand

    The ongoing economic weakness in the semiconductor, chemicals and mechanical and plant engineering sectors - its key customer industries
- resulted in a 15% drop in GS sales revenue to EUR196 million in 2002. In addition to weak sales revenue, the planned reduction in inventory levels and the associated underutilization/high overheads affected earnings by EUR12 million. At EUR2 million, profit from operations before restructuring measures was down EUR20 million year-on-year. Cost savings of around EUR7 million from the restructuring program were unable to offset these negative effects. The additional restructuring measures in Europe brought forward to the year under review, which were mentioned above, resulted in 91 job cuts and impacted earnings by EUR5 million.

    Corrosion Protection: Economic Downturn Leads to Low Capacity
Utilization

    CP sales revenue fell by 10% to EUR212 million in 2002. This was mainly caused by the reluctance of key customer industries to invest, an overall drop in maintenance and repair expenditures, and the postponements of orders by customers in the chemical, energy and environmental sectors. This development led SGL Carbon to bring forward additional structural adjustments originally planned for the coming years to fiscal year 2002. These restructuring measures involved a total of 196 job cuts at CP, in particular at the two German sites in Siershahn and Bornum and in Houston (USA), as well as at various other sites. The costs involved in this process amounted to around EUR4 million in the year under review. At EUR5 million, profit from operations before restructuring expenses was down on last year's level (EUR13 million).

    SGL Technologies: Loss Reduction Exceeds Expectations

    In 2002, sales revenue for SGL Technologies rose by 11% to EUR150 million. The Defense business of the Company's US subsidiary, HITCO, developed particularly encouragingly: sales revenue increased by 15%. Sales volumes of oxidized carbon fibers for the aircraft industry and composites for the automotive industry also increased significantly. With a loss from operations of EUR-12 million, losses were lower than expected in 2002. SGL Technologies' goal for 2002 was to halve the loss of EUR-34 million recorded in 2001. The start-up costs incurred in the commencement of full-scale production of carbon-ceramic brake discs, underutilization of the Company's fiber facilities and expenses relating to the further development of fuel cell components and Defense businesses also affected results. However, SGL Technologies was able to substantially reduce the losses incurred in these areas during 2002.

    Headcount Down 10%

    As of the end of 2002, SGL Carbon employed a total of 7,360 people, 837 (10%) fewer than at the previous year end. This is mainly due to the implementation of restructuring measures. At 6,551, the number of people employed in the established CG, GS and CP businesses as of December 31, 2002 was 884 lower than in the previous year (2001:
7,435). As a result of the transfer of the Foils business from GS to SGL Technologies, the headcount there rose by 52 to 757 employees (December 31, 2001: 705).

    Total Assets, Debt and Equity

    Total assets declined year-on-year by EUR209 million to EUR1,286 million, of which EUR89 million was due to exchange rate effects. Noncurrent assets declined by EUR84 million, of which EUR50 million was due to exchange rate translation and EUR28 million to depreciation in excess of investments. SGL Carbon substantially reduced its working capital requirements. The 30% drop to EUR385 million (previous year:
EUR549 million) is mainly due to the targeted reduction of inventories (EUR-106 million) as well as to a drop in receivables (EUR-54 million). The reduction in receivables was partially due to additional sales of receivables, which rose by EUR30 million to EUR41 million year-on-year. SGL Carbon's gearing - the ratio of net debt to equity - rose slightly to 2.2 (previous year: 2.1). Equity fell from EUR255 million to EUR196 million, primarily as a result of currency effects as well as costs relating to antitrust proceedings and restructuring expenses. Thus, the equity ratio dropped to 15% (previous year: 17%).

    Capital Expenditures Down by More Than Half in 2002

    Following the high level of investments in recent years, investments in property, plant and equipment were cut by 55% to EUR41 million in 2002, EUR30 million lower than depreciation. 55% of these investments were attributable to CG, 15% to GS, 6% to CP and 22% to SGL T. Investments in property, plant and equipment were primarily for replacement and maintenance purposes. As planned, investments at SGL T fell substantially following the conclusion of the comprehensive investment program undertaken in recent years.

    Outlook for 2003

    SGL Carbon does not expect the global economy to recover significantly in 2003. With the exception of a few Asian economies, there are no discernible economic growth stimuli identified this year. There may possibly be a general rise in investment demand in SGL Carbon's customer industries - chemical and semiconductor technology. In the steel industry, the Company is forecasting steady demand for the year as a whole. This also applies to the cathode business for the aluminum industry. Given SGL's particular situation, the Group expects results to improve significantly year-on-year. The main reasons for this are the lower cost base as a result of the measures implemented in 2002, continued restructuring, higher graphite electrode prices and a further substantial improvement in the result at SGL T.
    (The complete annual report 2002 is available online at:
www.sglcarbon.com)

    Important Notice:

    This press release contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to sales and earnings figures, based on currently available information. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include unforeseeable alterations in electric steel production, the possibility of changing economic and competitive conditions, changes in currency rates, technological developments, unanticipated developments relating to recently acquired businesses and Group companies, unforeseen difficulties relating to the investigations by the European antitrust authorities and to the now completed investigation by the Canadian and U.S. antitrust authorities and the civil actions related to these investigations and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL CARBON does not intend to update these forward-looking statements, and does not assume any obligation to do so.

  SGL CARBON GROUP financial highlights
  (EUR million, except per share amounts)


                                                         Fiscal Year
                                                         2002    2001


Sales revenue                                         1,112.3 1,233.3
----------------------------------------------------------------------
Profit from operations before
 amortization and depreciation
 (EBITDA) (1)                                           109.8   145.5
----------------------------------------------------------------------
Profit from operations before costs
 relating to antitrust proceedings
 and restructuring                                       28.6    58.7
----------------------------------------------------------------------
Costs relating to antitrust
 proceedings                                            -22.0   -35.0
----------------------------------------------------------------------
Restructuring expenses                                   -8.3   -41.0
----------------------------------------------------------------------
Loss from operations after costs
 relating to antitrust proceedings
 and restructuring                                       -1.7   -17.3
----------------------------------------------------------------------
Loss before tax                                         -27.2   -65.8
----------------------------------------------------------------------
Income tax benefit/expense                                3.6   -29.2
----------------------------------------------------------------------
Net loss for the period                                 -23.6   -95.2
----------------------------------------------------------------------
Earnings per share                                      -1.08   -4.42
----------------------------------------------------------------------

                                                    Dec. 31, Dec. 31,
                                                      2002     2001

Total assets                                       1,286.4  1,495.0
----------------------------------------------------------------------
Equity                                               196.3    255.2
----------------------------------------------------------------------
Net financial liabilities                              427      527
----------------------------------------------------------------------
Gearing                                                2.2      2.1
----------------------------------------------------------------------
Equity ratio (%)                                      15.3     17.1
----------------------------------------------------------------------

    (1) Before costs relating to antitrust proceedings and restructuring.

    CONTACT: SGL Carbon Group
             Stefan Wortmann, +49 (0) 6 11 60 29 105;
             Fax: +49 (0) 6 11 60 29 101;
             Mobile +49 (0) 170 540 2667; stefan.wortmann@sglcarbon.de

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   SGL CARBON Aktiengesellschaft



Date: March 13, 2003         By:   /s/ Robert J. Kohler
                                   ------------------------------
                                   Name:    Robert J. Koehler
                                   Title:   Chairman of the Board of Management


                                   By:      /s/ Dr. Bruno Toniolo
                                            -----------------------------
                                   Name:    Dr. Bruno Toniolo
                                   Title:   Member of the Board of Management